Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges

	Three Months Ended December 31
	2016	2015
	(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$177,894	$162,313
Add:
Portion of rents representative of the interest factor	3,239	3,142
Interest on debt & amortization of debt expense	31,030	29,537
Income as adjusted	$212,163	$194,992
Fixed charges:
Interest on debt & amortization of debt expense (1)	$31,030	$29,537
Capitalized interest (2)	446	717
Rents	9,716	9,426
Portion of rents representative of the interest factor (3)	3,239	3,142
Fixed charges (1)+(2)+(3)	$34,715	$33,396
Ratio of earnings to fixed charges	6.11	5.84